COMPLIANCE CONSULTING AGREEMENT

THIS AGREEMENT is made as of 7th day of November, 2016, by and between the Peachtree Alternative Strategies Fund (the “Trust”), a Delaware statutory trust, and Ultimus Fund Solutions, LLC (“Ultimus”), a limited liability company organized under the laws of the State of Ohio.

WHEREAS, the Trust is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Trust desires that Ultimus perform certain services for each of its series listed on Schedule A (individually referred to herein as a “Fund” and collectively as the “Funds”) as required by Rule 38a-1 under the 1940 Act (“Rule 38a-1”); and

WHEREAS, Ultimus is willing to perform such services on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual premises and covenants herein set forth, the parties agree as follows:

1.	RETENTION OF ULTIMUS.

The Trust hereby retains Ultimus to provide the services set forth below. Ultimus hereby accepts such retention to perform such services.

(a)
Ultimus will provide an individual with the requisite background and familiarity with the Federal Securities Laws (as defined in Rule 38a-1) to serve as the Chief Compliance Officer (“CCO”) and to administer the Trust’s policies and procedures adopted pursuant to Rule 38a-1.

(b)
Ultimus will review and recommend changes, if necessary, to the Trust’s current written policies and procedures that are reasonably designed to prevent violation of the Federal Securities Laws (as defined in Rule 38a-1) by the Trust, including policies and procedures that provide for the oversight of compliance by each investment adviser, principal underwriter, administrator, and transfer agent of the Trust.

(c)	The CCO shall provide at least annually, or more often as the Board of Trustees of the Trust reasonably requests, a written report to the Board that addresses, at a minimum:

1.
The operation of the policies and procedures of the Trust and each investment adviser, principal underwriter, administrator, and transfer agent of the Trust, any material changes made to those policies and procedures since the date of the last report and any material changes to those policies and procedures recommended as a result of the Trust’s annual review of the adequacy of the policies and procedures of the Trust and of each investment adviser, principal underwriter, administrator, and transfer agent of the Trust; and

2.	Each Material Compliance Matter (as defined in Rule 38a-1) that occurred since the date of the last report.

(d)	The CCO shall, no less frequently than annually, meet separately with the Trust’s Independent Trustees, and shall make himself or herself available to participate in the Trust’s quarterly meetings.

(e)	Beginning with the effective date of this Agreement Ultimus shall maintain the following books and records on behalf of the Trust:

1.
A copy of the Trust’s Compliance Policies and Procedures adopted by the Trust pursuant to Rule 38a-1 that are in effect or at any time within the past five years were in effect, in an easily accessible place;

2.
Copies of materials provided to the Board of Trustees in connection with their approval of any amendments to the Trust’s Compliance Policies and Procedures under Rule 38a-1, and written reports provided to the Board of Trustees pursuant to paragraph Rule 38a-1 for at least five years after the end of the fiscal year in which the documents were provided, the first two years in an easily accessible place; and

3.
Any records prepared by Ultimus documenting the Trust's annual review of the Compliance Policies and Procedures pursuant to Rule 38a-1 for at least five years after the end of the fiscal year in which the annual review was conducted, the first two years in an easily accessible place.

(f)
The CCO shall cooperate with any examination or investigation and take all reasonable actions in the performance of his/her duties under this Agreement, to ensure that the necessary information is made available to the Securities and Exchange Commission or any other regulatory authority in connection with any regulatory examination or investigation of the Trust.

2.                   COMPENSATION.

The Trust, on behalf of each Fund, shall pay for the services to be provided by Ultimus under this Agreement in accordance with, and in the manner set forth in, the fee letter attached to this Agreement (the “Fee Letter”), which may be amended from time to time. The Fee Letter is incorporated by reference into this Agreement.

3.	REIMBURSEMENT OF EXPENSES.

In addition to the fees described in Article 2, Ultimus shall be promptly reimbursed for its reasonable out-of-pocket expenses in providing services hereunder.

4.	EFFECTIVE DATE.

This Agreement shall become effective as of the date first written above.

5.	TERMINATION OF THIS AGREEMENT.

This Agreement shall continue in effect for a term of 3 years, unless terminated, without penalty, (i) by a majority of the Independent Trustees of Trust at any time upon written notice to Ultimus, or (ii) by Ultimus upon ninety (90) days’ prior written notice to the Trust.

6.	STANDARD OF CARE.

The duties of Ultimus shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against Ultimus hereunder. Ultimus shall be obligated to exercise care and diligence in the performance of its duties hereunder and to act in good faith in performing the services provided for under this Agreement. Ultimus shall be liable for any damages arising directly or indirectly out of Ultimus’ failure to perform its duties under this Agreement to the extent such damages arise directly or indirectly out of Ultimus’ willful misfeasance, bad faith, gross negligence in the performance of its duties, or reckless disregard of its obligations and duties hereunder.

Without limiting the generality of the foregoing or any other provision of this Agreement, Ultimus shall not be liable for losses beyond its reasonable control, provided that Ultimus has acted in accordance with the standard of care set forth above. Ultimus may consult with counsel for the Trust or its own counsel and with accountants and other experts with respect to any matter arising in connection with Ultimus’ duties hereunder, and Ultimus shall not be liable or accountable for any action taken or omitted by it in good faith in accordance with such instruction or with the reasonable opinion of such counsel, accountants or other experts qualified to render such opinion.

7.	INDEMNIFICATION.

The Trust agrees to indemnify and hold harmless Ultimus from and against any and all actions, suits, claims, losses, damages, costs, charges, reasonable counsel fees and disbursements, payments, expenses and liabilities (including reasonable investigation expenses) (collectively, “Losses”) arising directly or indirectly out of any action or omission to act which Ultimus takes (i) at any request or on the direction of or in reliance on the reasonable advice of the Trust, (ii) upon any instruction, notice or other instrument that Ultimus reasonably believes to be genuine and to have been signed or presented by a duly authorized representative of the Trust (other than an employee or other affiliated person of Ultimus who may otherwise be named as an authorized representative of the Trust for certain purposes) or (iii) on its own initiative, in good faith and in accordance with the standard of care set forth herein, in connection with the performance of its duties or obligations hereunder; provided, however that the Trust shall have no obligation to indemnify or reimburse Ultimus under this Article 7 to the extent that Ultimus is reimbursed or indemnified for such Losses under any liability insurance policy described in this Agreement or otherwise although, the Trust acknowledges that any insurer or other party may be subrogated to Ultimus’ rights hereunder.

Ultimus shall not be indemnified against or held harmless from any Losses to the extent such Losses arise directly or indirectly out of Ultimus’ own willful misfeasance, bad faith, gross negligence in the performance of its duties, or reckless disregard of its obligations and duties hereunder.

Ultimus agrees to indemnify and hold harmless the Trust from and against any and all Losses arising directly or indirectly out of Ultimus’ failure to perform its duties under this Agreement to the extent such damages arise directly or indirectly out of Ultimus’ willful misfeasance, bad faith, gross negligence in the performance of its duties, or reckless disregard of its obligations and duties hereunder.

The Trust shall not be indemnified against or held harmless from any Losses to the extent such Losses arise directly or indirectly out of the Trust’s own willful misfeasance, bad faith, gross negligence in the performance of its duties, or reckless disregard of its obligations and duties hereunder.

Upon the assertion of a claim for which either party may be required to indemnify the other, the party seeking indemnification shall promptly notify the other party of such assertion, and shall keep the other party advised with respect to all developments concerning such claim. The party who may be required to indemnify shall have the option to participate with the party seeking indemnification in the defense of such claim or to defend against said claim in its own name or in the name of the other party. The party seeking indemnification shall in no case confess any claim or make any compromise in any case in which the other party may be required to indemnify it except with the other party’s prior written consent.

8.	RIGHTS OF OWNERSHIP; RETURN OF RECORDS.

All records and other data except computer programs and procedures developed to perform services required to be provided by Ultimus are the exclusive property of the Trust and all such records and data will be furnished to the Trust in appropriate form as soon as practicable after termination of this Agreement for any reason. Ultimus may at its option at any time, and shall promptly upon the Trust’s demand, turn over to the Trust and cease to retain Trust files, records and documents created and maintained by Ultimus pursuant to this Agreement which are no longer needed by Ultimus in the performance of its services or for its legal protection. If not so turned over to the Trust, (1) such documents and records will be copied and complete copies shall be delivered to the Trust by Ultimus as soon as reasonably practical, and (2) the original documents and records will be retained by Ultimus for six years from the year of creation. At the end of such six-year period, such records and documents will be turned over to the Trust unless the Trust authorizes in writing the destruction of such records and documents.

9.	INSURANCE.

The Trust shall maintain professional liability insurance coverage that covers the duties and responsibilities of the CCO (who shall be named as an officer of the Trust) in providing the services under this Agreement. The Trust shall notify Ultimus should any of its insurance coverage be canceled or reduced. Such notification shall include the date of change and the reasons therefor. Ultimus shall notify the Trust of any material claims with respect to services performed under this Agreement, whether or not they may be covered by insurance.

10.	AMENDMENTS TO AGREEMENT.

This Agreement, or any term thereof, may be changed or waived only with the written approval of the Board of Trustees of the Trust.

11.	NOTICES.

Any notice provided hereunder shall be sufficiently given when sent by registered or certified mail to the party required to be served with such notice, at the following address: if to the Trust, at Peachtree Alternative Strategies Fund, Homrich & Berg, Inc., 3060 Peachtree Road NW, Atlanta, GA 30305, Attn: President; and if to Ultimus, at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, Attn: Chief Operating Officer; or at such other address as such party may from time to time specify in writing to the other party pursuant to this Section.

12.	GOVERNING LAW.

This Agreement shall be construed in accordance with the laws of the State of Ohio without giving effect to the provisions thereof relating to conflicts of law. To the extent that the applicable laws of the State of Ohio, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

13.	LIMITATION OF LIABILITY.

Notice is hereby given that this instrument is executed on behalf of the Board of Trustees of the Trust and not individually and that the obligations of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the Trust, and Ultimus shall look only to the assets of the Trust for the satisfaction of such obligations.

14.	CYBERSECURITY.

Ultimus agrees that it will notify the Fund’s President as soon as reasonably possible of any information security event that involves the loss of, theft of, unauthorized access to or unauthorized disclosure or use of any Fund-related information technology, resources or data, and that could reasonably be expected to have the potential to have a material adverse impact on the Fund or its shareholders (an “Event”), and (b) keep the Fund’s President reasonably apprised of Ultimus’ response to the Event, including Ultimus’ assessment of the impact of the Event on the Fund and Ultimus’ remediation efforts. Should it be determined that the Event has materially adversely impacted or breached the confidentiality, integrity or availability of confidential Fund or shareholder information, the Fund CCO will promptly notify the Board, and, working in conjunction with Ultimus, will ensure that all required notifications under state and federal laws are made and take such other actions as may be necessary or appropriate to mitigate legal and business risks relating to the Event.

Ultimus agrees that it will notify the Fund’s President as soon as reasonably possible if it becomes aware of (a) any cybersecurity, related incident or event (other than an Event) that could reasonably be expected to have a material adverse impact on the ability of Ultimus to provide required services to the Fund or its shareholders, or the quality of such services; (b) any such incident or event that results in a material violation of any law, rule or regulation applicable to the Fund or applicable to Ultimus in providing services to the Fund (or adversely affects Ultimus’ ability to comply with any such law, rule or regulation); or (c) any material weaknesses in its cybersecurity procedures.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

PEACHTREE ALTERNATIVE STRATEGIES FUND

By:	/s/ Ford Donohue
Ford Donohue
Title:	President

ULTIMUS FUND SOLUTIONS, LLC

By:	/s/ Gary Tenkman
Gary Tenkman
Title:	Chief Operating Officer

SCHEDULE A
To the
Compliance Consulting Agreement
between
Peachtree Alternative Strategies Fund
and
Ultimus Fund Solutions, LLC
Dated November 7, 2016

Trust Fund(s)

Peachtree Alternative Strategies Fund

Compliance Consulting Services Fee Letter
for
Peachtree Alternative Strategies Fund

This Fee Letter applies to the Services provided by Ultimus Fund Solutions, LLC (“Ultimus”) to Peachtree Alternative Strategies Fund (the “Trust”), on behalf of the Funds listed in Scheduled A to the Compliance Consulting Agreement.

1.	Fees

1.1.
For the services provided under the Compliance Consulting Agreement, Ultimus shall be entitled to receive an annual fee from the Trust on the first business day following the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, a fee computed with respect to each Fund as follows:

Average Daily Net Assets	Annual Fee
Up to $250 million	$15,000
$250 million to $500 million	$22,500
In excess of $500 million	$15,000 plus .005% on assets in excess of $250 million

1.2.
The Fees are computed daily and payable monthly, along with any out-of-pocket expenses. The Trust or Fund agrees to pay all fees within 30 days of receipt of each invoice. Ultimus retains the right to charge interest of 1.5% on any amounts that remain unpaid beyond such 30-day period, so long as such nonpayment is due to the fault of the Trust and not Ultimus. Acceptance of such late charge shall in no event constitute a waiver by Ultimus of the Trust’s default or prevent Ultimus from exercising any other rights and remedies available to it.

2.	Out-Of-Pocket Expenses

In addition to the above fees, the Trust will reimburse Ultimus for certain out-of-pocket expenses incurred on the Trust’s behalf, including but not limited to, travel expenses to attend Board meetings and any other expenses approved by the Trust (or, with respect to a Fund or its investment adviser).

3.	Term

3.1 Initial Term. This Fee Letter shall continue in effect until the expiration of the Compliance Consulting Agreement’s Initial Term (the “Initial Term”).

3.2 Renewal Terms. Immediately following the Initial Term, this Fee Letter shall automatically renew for successive one (1) year periods (each a “Renewal Term”).

4.	Fee Increases

Ultimus may annually increase the fees listed above by an amount not to exceed the average annual change for the prior calendar year in the Consumer Price Index for All Urban Consumers - All Items (seasonally unadjusted) (collectively the “CPI-U”)1 plus 1.5%; provided that Ultimus gives 30-day notice of such increase to the Trust by March 1 of the then-current calendar year. The fee increase will take effect on April 1 of the then-current calendar year. Any CPI-U increases not charged in any given year may be included in prospective CPI-U fee increases in future years.

[1]	Using 1982-84=100 as a base, unless otherwise noted in reports by the Bureau of Labor Statistics.

5.	Amendment

The parties may only amend this Fee Letter by written amendment signed by both parties.

Fee Letter dated November 7, 2016.

	Peachtree Alternative Strategies Fund On behalf of all Funds listed on Schedule A to the Compliance Consulting Agreement		Ultimus Fund Solutions, LLC

By:	/s/ Ford Donohue	By:	/s/ Gary R. Tenkman
Name:	Ford Donohue	Name:	Gary R. Tenkman
Title:	President	Title:	Chief Operating Officer